UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Second Sight Medical Products Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81362J100
(CUSIP Number)

Gregg Williams
12744 San Fernando Road, Suite 400
Sylmar, CA 91342
(818) 833-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld

Law Offices of Aaron A. Grunfeld & Associates

11111 Santa Monica Boulevard, Suite 1840

Los Angeles, California 90025

(310) 788-7577

August 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,837,722 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,837,722 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,837,722 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 47.77%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes(i) 17,374,865 shares of common stock and warrants to purchase 6,802,721 shares of common stock held by Gregg Williams 2006 Trust, a trust of which Mr. Williams is trustee, (ii) 1,484,254 shares held by Williams International Co. LLC, whose manager is Mr. Williams, (iii) 4,358,082 shares held by Sam Williams Family Investments LLC, whose manager is Mr. Williams, and (iv) 6,817,800 shares common stock held by the Sam B. Williams 1995 Generation-Skipping Trust, a trust of which Mr. Williams is trustee.

(2)

Beneficial ownership is based upon 77,114,945 shares of common stock after giving effect to (i) 70,312,224 shares outstanding as of August 24, 2018 and to (ii) warrants currently exercisable to purchase 6,802,721 shares of common stock.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams 2006 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,177,586 (3)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,177,586 (3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,177,586 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.35% (4)
14.	Type of Reporting Person (See Instructions) OO

(3)

Shares beneficially owned include 17,374,865 shares of common stock and warrants to purchase 6,802,721 shares of common stock, as to which collectively Mr. Williams has sole voting and sole dispositive power.

(4)	Beneficial ownership based upon shares of common stock as set forth in footnote 2 above.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam Williams Family Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,358,082
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,358,082
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% (5)
14.	Type of Reporting Person (See Instructions) CO

(5)	Beneficial ownership based upon shares of common stock 70,312,224 shares of common stock outstanding; Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Williams International Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,484,254
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,484,254
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.11% (6)
14.	Type of Reporting Person (See Instructions) CO

(6)	Beneficial ownership based upon shares of common stock as set forth in footnote 5 above; Mr. Williams has sole voting and sole dispositive power of the shares held by this Reporting Person.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam B Williams 1995 Generation-Skipping Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,817,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,817,800
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,817,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% (7)
14.	Type of Reporting Person (See Instructions) CO

(7)	Beneficial ownership based upon shares of common stock as set forth in footnote 5 above; Mr. Williams has sole voting and sole dispositive power over the shares held by this Reporting Person.

Explanatory Note:  On August 14, 2018, the Gregg G. Williams 2006 Trust and the Sam B. Williams 1995 Generation-Skipping Trust, two trusts for which Gregg G. Williams is the trustee (“Purchasers”), and the Issuer entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Issuer, in a private placement, agreed to issue and sell to the Purchasers 3,225,807 shares of common stock in the aggregate (the “Purchase Agreement Shares”) at a price per share of $1.55 for gross proceeds of $5,000,000.85. See Issuer’s Form 8-K filed August 16, 2018, and the Purchase Agreement attached thereto as Exhibit 10.1.

Gregg G. Williams 2006 Trust and Sam B. Williams 1995 Generation-Skipping Trust acquired 136,322 and 136,322 shares of common stock of the Issuer respectively in open market purchases in multiple transactions between July 16, 2018, and August 24, 2018 at prices ranging from $1.51 to $1.81 for an aggregate purchase amount of approximately $452,396.17, inclusive of brokerage commission. The Purchasers acquired these shares pursuant to a previously established 10b5-1 plan.

This Amendment No. 3 amends the Schedule 13D, as previously amended and filed on June 26, 2018, as specifically set forth herein.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Second Sight Medical Products Inc., a California corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12744 San Fernando Road, Suite 400, Sylmar, CA 91342.

The Reporting Persons (as defined below) beneficially own 36,837,722 shares of Common Stock (the “Shares”), which includes: 30,035,001 shares of Common Stock and currently exercisable warrants to purchase 6,802,721 shares of common stock.

The Shares represent beneficial ownership of approximately 47.77% of the outstanding shares of Common Stock. See footnote 2 above.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg G. Williams 2006 Trust, a trust (“Williams Trust”);

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company (“Williams LLC”);

(iv) Williams International Co. LLC, a Michigan limited liability company (“Williams International”); and

(v) Sam B. Williams 1995 Generation-Skipping Trust (“GST” and together with Mr. Williams, the Williams Trust, Williams LLC, and Williams International, the “Reporting Persons”)

 (b) The address of the principal business and principal office of each of the Reporting Persons is 2280 E. West Maple Road, P.O. Box 200, Walled Lake, Michigan 48390.

(c) Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005, and has been a member of the Board of Directors of the Issuer since June 2009.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Williams is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares were acquired with the personal funds of the Reporting Persons.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares of the Issuer for investment purposes and not with a view toward or having the effect of directing or changing control over the Issuer. See Explanatory Note above and Schedule A attached hereto. As a result of his appointment in March 2018 as the non-executive Chairman of the Issuer’s Board of Directors and his beneficial share ownership, Mr. Williams may effect a measure of control over the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer.

The Reporting Persons will continue to evaluate their ownership, investment and voting position in the Issuer and they currently expect to continue holding Issuer’s securities for investment. Moreover, they may acquire additional securities of the Issuer, upon terms which they consider to be favorable, in open market and in privately-negotiated transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) Gregg Williams is the beneficial owner of an aggregate of 36,837,722 or 47.77% of the Issuer’s shares of Common Stock, as set forth in Item 1 above.

(ii) Gregg G. Williams 2006 Trust is the beneficial owner of an aggregate of 24,177,586 or 31.35% of the Issuer’s shares, including currently exercisable warrants to purchase 6,802,721 shares of Common Stock. See footnote 2 above.

(iii) Sam Williams Family Investments LLC is the beneficial owner of an aggregate 4,358,082 or 6.2% of the Issuer’s shares. See footnote 5 above.

(iv) Williams International Co. LLC is the beneficial owner of an aggregate 1,484,254 or 2.11% of the Issuer’s shares. See footnote 5 above.

(v) GST is the beneficial owner of an aggregate 6,817,800 or 9.7% of the Issuer’s shares. See footnote 5 above.

(b) Mr. Williams has power to vote or direct the vote and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 28, 2018	/s/Gregg Williams
Gregg Williams

GREGG WILLIAMS 2006 TRUST

Date: August 28, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

Date: August 28, 2018	SAM WILLIAMS FAMILY INVESTMENTS LLC

/s/Gregg Williams
By: Gregg Williams
Its: Manager

Date: August 28, 2018	WILLIAMS INTERNATIONAL CO. LLC

/s/Gregg Williams
By: Gregg Williams
Its: Manager

Date: August 28, 2018	SAM B WILLIAMS 1995 GENERATION-SKIPPING TRUST

/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SCHEDULE A

Transactions in the Shares During since the most recent filing of Schedule 13D/A by the Reporting Persons

2006 Williams Trust

Type of Security	Securities Purchased	Price Per Share*	Date of Purchase
Common Stock	4,850	$1.7646	07/16/18
Common Stock	7,937	$1.7962	07/17/18
Common Stock	7,938	$1.7226	07/18/18
Common Stock	3,442	$1.6939	07/19/18
Common Stock	4,301	$1.673	07/20/18
Common Stock	7,937	$1.6664	07/23/18
Common Stock	7,938	$1.6196	07/24/18
Common Stock	5,201	$1.6042	07/25/18
Common Stock	3,397	$1.6534	07/26/18
Common Stock	7,937	$1.6022	07/27/18
Common Stock	4,094	$1.6567	08/06/18
Common Stock	3,980	$1.6742	08/07/18
Common Stock	7,938	$1.5822	08/08/18
Common Stock	3,317	$1.5442	08/09/18
Common Stock	7,938	$1.551	08/10/18
Common Stock	3,500	$1.5946	08/13/18
Common Stock	2,840	$1.5608	08/14/18
Common Stock	7,937	$1.5298	08/15/18
Common Stock	5,132	$1.5599	08/16/18
Common Stock	3,900	$1.5555	08/17/18
Common Stock	2,055	$1.5741	08/20/18
Common Stock	7,937	$1.6276	08/21/18
Common Stock	5,535	$1.6337	08/22/18
Common Stock	2,991	$1.6217	08/23/18
Common Stock	6,350	$1.5939	08/24/18

* Represents the weighted average price per share paid.

1995 GST

Type of Security	Securities Purchased	Price Per Share†	Date of Purchase
Common Stock	4,850	$1.7646	07/16/18
Common Stock	7,938	$1.7962	07/17/18
Common Stock	7,937	$1.7226	07/18/18
Common Stock	3,443	$1.6939	07/19/18
Common Stock	4,300	$1.673	07/20/18
Common Stock	7,938	$1.6664	07/23/18
Common Stock	7,937	$1.6196	07/24/18
Common Stock	5,201	$1.6042	07/25/18
Common Stock	3,397	$1.6534	07/26/18
Common Stock	7,938	$1.6022	07/27/18
Common Stock	4,094	$1.6567	08/06/18
Common Stock	3,980	$1.6742	08/07/18
Common Stock	7,937	$1.5822	08/08/18
Common Stock	3,317	$1.5442	08/09/18
Common Stock	7,937	$1.551	08/10/18
Common Stock	3,500	$1.5946	08/13/18
Common Stock	2,840	$1.5608	08/14/18
Common Stock	7,938	$1.5298	08/15/18
Common Stock	5,131	$1.5599	08/16/18
Common Stock	3,900	$1.555	08/17/18
Common Stock	2,055	$1.5741	08/20/18
Common Stock	7,938	$1.6276	08/21/18
Common Stock	5,534	$1.6337	08/22/18
Common Stock	2,992	$1.6217	08/23/18
Common Stock	6,350	$1.5939	08/24/18

† Represents the weighted average price per share paid.